Mail Stop 20549-3561

April 22, 2010

<u>via U.S. mail and facsimile</u>

Randy White, Principal Executive Officer
Modern Renewable Technologies, Inc. (formerly Vault Technology, Inc.)
13520 Oriental Street
Rockville, MD 20853

RE: Modern Renewable Technologies, Inc. (formerly Vault Technology, Inc.)
**   Form 10-K for Fiscal Year Ended August 31, 2009**

Dear Mr. Arroyo:

       We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or
a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some comments, we have asked you to provide us with additional information so we may
better understand your disclosure. Please do so within the time frame set forth below.
You should comply with the remaining comments in all future filings, as applicable.
Please confirm in writing that you will do so and also explain to us how you intend to
comply, within the time frame set forth below. Please understand that after our review of
all of your responses, we may raise additional comments

       Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filings. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended August 31, 2009

General

1. The signatures in the Forms 10-Q reveal there was a change in president and principal executive officer since you filed the Form 10-K on December 15, 2009. Please file a Form 8-K, Item 5.02 to report the change in management, or tell us why you are not required to do so.

Business, page 3

2. The first seven paragraphs of your Business disclosure on pages three and four provide details regarding discontinued business operations or operations regarding non-binding letters of intent that were subsequently withdrawn. The rest of page four addresses the industry, competition and employees focusing on a planned business and memorandum of understanding with EcoBlu, including the distribution of "green building products in the Caribbean, Central and South American markets." However, on page nine you state that you are a full service audio visual integration firm serving the education, government and commercial marketplace. Please revise to reconcile the apparent inconsistency, and clarify up front your current business activities. Details regarding discontinued operations should appear elsewhere than at the front, and details regarding previously identified potential business opportunities that have been abandoned do not appear to be appropriate disclosure. Please revise accordingly.

Certain Relationships and Related Transactions, page 30

3. We note the statement on page 10 that you owe related parties a total of $407,913, an amount that appears to involve agreements or arrangements that are not discussed in this section. We also note the statement on page 22 that you borrowed "various funds from the finance manager to the company, all of which are unsecured and subject to interest at 10% per annum." However, you do not address that arrangement in this section. Please revise to disclose the parties, specific amounts and material terms of all related person transactions.

Signatures

4. Please include the signature of your controller or principal accounting officer. See Instruction D(2)(b) to Form 10-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

       Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 with questions.

                         Sincerely,

                         John Reynolds
                         Assistant Director
                         Office of Beverages, Apparel and
                         Health Care Services

cc: Randy White, Principal Executive Officer
      Facsimile to: 202-330-5090